

November 19, 2008

<u>**Via Facsimile and U.S. Mail**</u>

Frederick T. Muto, Esq.
Jason L. Kent, Esq.
Cooley Godward Kronish LLP
4401 Eastgate Mall
San Diego, CA 92121

   Re: **Quest Software, Inc.**
      Schedule TO-I
      Filed November 7, 2008
      File No. 05-58377

Gentlemen:

   We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used here have the same meaning as in the proxy statement referenced above, unless otherwise indicated.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

Item 10. Financial Statements

1.   Please explain in your response letter why you do not believe that the financial
        information showing the pro forma effect of the tender offer on the company is material.
        In this regard, we note that if fully subscribed, you could be repurchasing more than 9.1%
        of the company's shares outstanding in the offer.

Offer to Purchase

Summary Term Sheet, page 2

2.   Describe the accounting treatment of the offer, or explain in your response letter why it is
        not material. See Item 1004(a)(1)(xi) of Regulation M-A.

Number of Shares; Proration, page 7

3.   The disclosure on page 7 indicates that the company will extend the offer if there is a
        decrease in the number of shares that it seeks. We note condition (j) on page 20. Please
        clarify, if true, that the company could reduce the number of shares it seeks to purchase
        in order to avoid triggering condition (j).

Certain Conditions of the Tender Offer, page 19

4.   We refer you to paragraphs (i) and (j) which condition the offer on a determination being
        made by Quest that there is a reasonable likelihood that (a) consummation of the offer
        would not result in the delisting of the common stock from the NASDAQ Global Select
        Market or (b) Quest will not be able to purchase the number of shares it intends to
        purchase in the tender offer in compliance with legal restrictions on its ability to
        complete distributions to shareholders imposed by California law. Revise your
        disclosure to provide clarification on how and when such determinations will be made.

5.   Refer to the last paragraph of this section relating to your failure to exercise any of the
        rights described in this section. This language suggests that once an offer condition is
        triggered, the bidder must decide whether or not to waive the condition. Note that when
        a condition is triggered and you decide to proceed with the offer anyway, we believe that
        this is a waiver of the triggered condition(s). Depending on the materiality of the waived
        condition and the number of days remaining in the offer, you may be required to extend
        the offer and recirculate new disclosure to security holders. You may not, as this
        language seems to imply, simply fail to assert a triggered offer condition and thus
        effectively waive it without officially doing so. Please confirm your understanding
        supplementally.

Source and Amount of Funds, page 22

6.   Consistent with the requirements of Item 1007(b) of Regulation M-A, please disclose whether there are alternate financing plans if the primary plans fall through and if not, so state.

Certain U.S. Federal Income Tax Consequences, page 38

7.   Investors are entitled to rely on this discussion. Accordingly, please delete the statement that the discussion "is general in nature" and does not discuss all aspects that may be relevant to a particular shareholder.

Closing Information

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions